FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated October 8, 2026

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 10 August 2026 (official registry number 3336) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 1 and 7 October (both inclusive).

The cash amount of the shares purchased to 7 October 2026 as a result of the execution of the Buyback Programme amounts to 1,175,196,981 Euros, which represents approximately 64.4% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 18.5% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
01/10/2026	SAN	Purchase	XMAD	4,350,000	12.0668
01/10/2026	SAN	Purchase	CEUX	2,130,593	11.9834
01/10/2026	SAN	Purchase	TQEX	244,137	12.0385
01/10/2026	SAN	Purchase	AQEU	675,270	12.0398
02/10/2026	SAN	Purchase	XMAD	4,243,329	11.7531
02/10/2026	SAN	Purchase	CEUX	2,007,735	11.7595
02/10/2026	SAN	Purchase	TQEX	261,074	11.8182
02/10/2026	SAN	Purchase	AQEU	687,862	11.7801
05/10/2026	SAN	Purchase	XMAD	2,347,595	12.1355
05/10/2026	SAN	Purchase	CEUX	377,059	12.1631
05/10/2026	SAN	Purchase	TQEX	98,173	12.2015
05/10/2026	SAN	Purchase	AQEU	177,173	12.1868
06/10/2026	SAN	Purchase	XMAD	1,057,171	12.4720
06/10/2026	SAN	Purchase	CEUX	54,980	12.4610
06/10/2026	SAN	Purchase	TQEX	38,084	12.4744
06/10/2026	SAN	Purchase	AQEU	49,765	12.4687
07/10/2026	SAN	Purchase	XMAD	2,391,111	12.1757
07/10/2026	SAN	Purchase	CEUX	223,569	12.1718
07/10/2026	SAN	Purchase	TQEX	79,559	12.2176
07/10/2026	SAN	Purchase	AQEU	105,761	12.2108
			TOTAL	21,600,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 8 October 2026

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 01/10/2026 and 07/10/2026 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-1-a-7-octubre-2026-es.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 8, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance